Exhibit 19

To Our Shareholders, Employees, Suppliers and Customers:

Fiscal 2009 was a tumultuous year for Biotel. Biotel attained the highest sales levels in our company’s history, yet entered a merger agreement with CardioNet that was subsequently terminated and abandoned. We expect fiscal 2010 to be a challenging year for the Company.

Fiscal 2009 Operations

Fiscal year 2009 revenue was up 10% to $12.6 million. Net income rose to $944,000, a 42% gain over last year. Profitability has grown steadily, with a 3-year compound growth rate of 28%. Biotel enjoyed revenue and earnings gains arising from sales to a major customer who was stocking and launching the Braemar wireless ER920W product in the arrhythmia service industry.

ER920W is an advanced device that integrates cardiac arrhythmia monitoring and wireless data transmission and analysis in one unit. The ER920W is a digital loop recorder with automatic detection, recording and transmission of patient symptoms and arrhythmias to service centers for analysis and physician attention.

Biotel’s increasing commitment to research and development resulted in the development of important new advances in our product technology.

The next generation of ambulatory cardiac monitoring, named ‘Fusion’ is just reaching customer sites for evaluation. Fusion is a robust and capable MCT (mobile cardiac telemetry) system expected to be available for clinical use in the first calendar quarter of 2010. The Fusion system will allow patient ECG signals, data and alerts to be automatically transferred from the patient’s home, office or remote location to the monitoring center without patient knowledge or interaction. Fusion monitors employ concurrent computerized real time ECG analysis with secure, redundant ECG telecommunications, allowing remote patient surveillance for up to 30 days and technician retrievable access to multiple days of stored ECG records. The Fusion system also includes proprietary, PC-based software that is installed at the monitoring center.

Fusion ECG monitoring procedures are more robust and comprehensive than with traditional event recording. Fusion monitoring procedures are also eligible for higher reimbursement. Presently, MCT procedures are covered by local carriers who may vary procedure payments from region to region. There are substantial differences in allowed reimbursement among the regions. Medicare has retained the local carrier system for 2010 rather than implement a national reimbursement rate.

These new product introductions position Biotel for success in the next generation of ambulatory cardiac monitoring products and services.

Financial Performance

Fiscal 2009 marks our seventh consecutive year of profitable growth. Key metrics are as follows:

•	Net income of $944,000, up 42% from $666,000 in 2008
•	Strong commitment to innovation with R&D of $1.6 million, or 12.8% of 2009 revenues
•	Year-end cash of $1,160,000, up from $945,000 last year

CardioNet Termination and Lawsuit

Following negotiation and due diligence, Biotel entered a Merger Agreement with CardioNet, Inc. on April 2, 2009. The agreement called for an all cash payment to Biotel shareholders of $4.82 per share. On July 14, 2009, CardioNet notified Biotel that it was terminating the Merger Agreement. Biotel believes CardioNet’s actions in terminating the business combination were without merit and that Biotel’s business has been severely damaged as a result of CardioNet’s actions. We have commenced a lawsuit against CardioNet for wrongful termination of the Merger Agreement seeking specific performance by CardioNet to complete the planned business combination with Biotel or, alternatively, damages.

Customers and Reimbursement

The Medicare MCT reimbursement climate varies from region to region. Presently, Biotel is not forecasting major national customers for its Fusion MCT products but instead will market Fusion and ER920W systems to regional scanning services. While Biotel is hopeful for a strong market for its Fusion MCT and ER920W wireless devices, the prospective regional customers presently have a minimal market share in this business sector. Regional scanning services do not have the purchasing power of national scanning services, but they maintain strong relationships with their end users. Because of the patchwork of reimbursement pricing among Medicare local carriers, some regional customers may prefer ER920W wireless event recorders while others prefer Fusion products.

Following a strong fiscal year 2009 selling ER920W devices to a major customer, Biotel is expecting diminished wireless sales activity in the current fiscal year. In the US region in which MCT procedures are primarily reimbursed, Medicare reduced the payment for this procedure by 33% effective September 1, 2009. Medicare has recently announced that event recorder reimbursement will diminish 7% and Holter reimbursement will diminish 16% effective January 1, 2010. This will place downward pressure on pricing and sales of Biotel’s product lines.

Expense Reductions

In view of current business projections, Biotel has made non-personnel expense cuts and reduced personnel by six employees. These combined expenditure reductions have a projected annual impact of $600,000. Biotel will also need to pay for an elevated level of legal expenses as projected in coming quarters. Biotel is promoting its traditional product lines and new technologies for maximal impact, but there can be no assurances that its plans or the level of expenditure reductions properly match the resultant demand for Biotel products in upcoming quarters.

Looking Ahead

Biotel expects to incur operating losses through the remainder of the current fiscal year but is working to return to profitability on a diminished sales projection following the launch and acceptance of our Fusion MCT products. We are committed to aggressively pursuing our claims against CardioNet, re-structuring our business for upcoming opportunities, and maximizing value for Biotel shareholders.

Sincerely,
Steve Springrose
Biotel President, CEO and Secretary
November 11, 2009